EXHIBIT 99.1

News Release

For Immediate Release	Date: June 17, 2025
25-16-TR

Teck Receives Environmental Assessment Certificate for

Highland Valley Copper Mine Life Extension

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced that the B.C. Government has issued an Environmental Assessment Certificate for the proposed Highland Valley Copper Mine Life Extension project (“HVC MLE”).

“This positive decision by the Government of B.C. will support extending the life of Canada’s largest copper mine, strengthening the North America critical minerals supply chain and contributing to jobs and economic activity,” said Jonathan Price, Teck President and CEO. “This is an important step forward that positions the project for a final construction sanction decision in the near term. I want to thank Indigenous Governments and the Province of B.C. for their thoughtful assessment of HVC MLE, and local communities, employees and all stakeholders for their engagement and feedback.”

Site preparation work is expected to start shortly along with work to secure additional required permits, with a final construction sanction decision by Teck’s Board of Directors expected in the third quarter of 2025.

HVC MLE is expected to create about 2,900 jobs during the construction phase of the project. After construction, Highland Valley Copper’s ongoing operations will support approximately 1,500 direct jobs and $500 million in annual GDP. The HVC MLE would extend the life of Highland Valley Copper to the mid-2040s.

For more information go to: https://news.gov.bc.ca/releases/2025ENV0026-000584

For photos and video of Highland Valley Copper go to: Photo and Video Gallery

Forward-Looking Statements
This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “could”, “should”, “believe”, “would”, “expect”, “continue”, “might” or “will” be taken, occur or achieved. Forward-looking statements include qualifications and limitations relating to the expected permitting and sanction decision timeline, if any; the ability of HVC MLE to receive and maintain permits; the expected value that would be created ; the continuing positive relationships with Indigenous peoples and local communities; the framework for regulatory process and timeline being adhered to; Teck’s ability to execute planned activities; Teck’s ability to execute its construction plans and the expected timing of HVC MLE completion; the expected extended mine life of Highland Valley Copper; the community benefits of HVC MLE, including creation of jobs and the creation of annual GDP; the ability of HVC MLE to strengthen the North American critical minerals supply chain; the profitability of Highland Valley Copper; and Teck being a well-positioned copper development company.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, interest rates, commodity and power prices, current conditions and expected future developments, Teck’s ability to obtain and maintain permits, the regulatory framework remaining defined and understood, and other considerations that are believed to be appropriate in the circumstances. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Factors that may cause actual results to vary include, but are not limited to, risks relating to the environmental assessment certificate being challenged, Teck’s ability to successfully sanction and construct HVC MLE to expand operations within the expected timeline or at all, changes in regulatory framework and the presence of laws and regulations that may impose restrictions on mining, the timing and ability of Teck to obtain and maintain required approvals and permits, community, non-governmental and governmental actions, stakeholder and Indigenous peoples’ actions, risks related to mining construction and operation activities, the ability to continue current operations, metal and commodity prices, the global economic climate, and changes or deterioration in general economic conditions. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

Emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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